Zentek Provides Update on Nasdaq Listing

Guelph, ON - August 28, 2026 - Zentek Ltd. (TSXV: ZEN) (Nasdaq: ZTEK) ("Zentek" or the "Company"), today announces that its common shares will transition from trading on The Nasdaq Capital Market to the OTC Markets Group on Tuesday, September 2, 2026. This transition follows the receipt by Zentek of a notice from The Nasdaq Stock Market LLC indicating that Zentek's common shares will be delisted from the Nasdaq Capital Market due to non-compliance with Nasdaq's minimum bid price requirement. Zentek intends to request a hearing from Nasdaq to appeal the delisting determination. The hearing will not stay the suspension of trading of Zentek's common shares, and trading of Zentek's common shares on The Nasdaq Capital Market is expected to be suspended at the open of trading on September 2, 2026.

The Company's common shares continue to trade on the TSX Venture Exchange under the symbol ZEN. The TSX Venture Exchange is the Company's primary listing and is unaffected by this determination. Shareholders are not required to take any action.

Zentek has applied to seek approval for its common shares to be quoted on the OTCQX Best Market, the premier tier operated by the OTC Markets Group.

The transition of trading onto the OTC Markets Group is not expected to result in material impacts to Zentek's business or operations.

Zentek will continue to provide updates on business progress and financial results in accordance with applicable Securities and Exchange Commission regulations. Additional information related to this announcement will be included in a Current Report on Form 8-K to be filed with the SEC.

About Zentek Ltd.

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.